November 16, 2018

Re:	Sharing Economy International Inc. Amendment No. 2 Preliminary Proxy Statement on Schedule 14A Filed October 24, 2018 File No. 001-34591

Mr. Thomas Jones

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Jones:

On behalf of Sharing Economy International Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated November 9, 2018 with respect to Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, File No. 001-34591 (“Proxy Statement”) filed on October 24, 2018 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Preliminary Proxy Statement on Schedule 14A Amended October 24, 2018

Approval of Amendment to Articles of Incorporation, page 11

1.	Please tell us how you ensured that your response to prior comment 1 is complete. We note for example the transaction mentioned in your Form 8-K filed on June 22, 2018 and a statement publicly attributed to your chief operating officer regarding an acquisition of a hotel in Hong Kong.

Response – The Company apologizes for the omission. Management reviewed all relevant Form 8-K filings, announcements and press releases since May 2017 again. Separately, the Company has obtained a list of all the press releases that have been issued since May 2017 from its investor relations firm, Compass Investor Relations, to compare them against its records in order to ensure that no transactions have been omitted. Attached please find a revised table that includes all of the Company’s previously announced acquisitions and sources of capital for each transaction.

The transaction mentioned in the Company’s Form 8-K filed on June 22, 2018 is for an acquisition of the entire issued share capital of Future Ocean Limited (“FOL”) by EC Assets Management Limited (“EC Assets”), a subsidiary of the Company, for HK$96,000,0000. FOL is the owner of House No.74 Cedar Drive (also known as House B31), the Redhill Peninsula Site D, No.18 Pak Pat Shan Road, Hong Kong. The Company was unable to raise financing for the acquisition. As such, the Company’s subsidiary has novated all its rights and obligations to Sharp Innovation Holdings Limited (“New Purchaser”). A draft of the novation agreement has been prepared. It is expected that all relevant parties, including the New Purchaser, will enter into the agreement soon. As soon as the agreement has been signed, the Company will file a Form 8-K.

With regards to the statement publicly attributed to the Company’s former chief operating officer regarding an acquisition of a hotel in Hong Kong, this was made during a phone interview initiated by Bloomberg. No agreement was entered into by the Company, or any of its subsidiaries, with respect to the hotel. As such, the Company did not issue a press release or make any formal announcement.

2.	We note the consideration for the “completed acquisitions” mentioned in the table on page 3 of your response letter and your available capital. Please tell us whether you currently intend to use the securities you are asking your shareholders to authorize for the pending transactions. Also, tell us the hurdles that remain until you have determined whether the announced transactions will proceed.

Response – The share issuances for the “completed acquisitions” set forth in the table enclosed herewith were made earlier this year. Such issuances were within the current authorized share capital of the Company. For the “transactions in progress” listed in the table enclosed herewith (BM Nine Ltd., Leung Tin Lung David and Coassets), the number of securities reserved for future issuance are set forth in the table and on page 11 of the Revised Proxy Statement. The “transactions in preliminary discussion” listed in the table enclosed herewith, are in very preliminary stages -- either non-binding memorandums have been signed or in some cases only exclusivity agreements have been entered into between the parties. Specifically, we note the following:

(i)	ECrent Capital Holdings & CLNT - Due diligence review is still in progress which needs to be completed before the parties are in position to discuss the purchase price and form of consideration.

(ii)	Pandoodle & EC Tech - The parties have not decided on key terms of the transaction, including pricing. There has been no progress after The Nasdaq Stock Market issued a staff deficiency notice on October 8, 2018. The transaction is currently on hold.

(iii)	Winse Media – The Company has decided not to proceed with this potential transaction. The Company intends to file a Form 8-K announcing that the parties have terminated discussions.

(iv)	Icon Property (Qliq) – The parties have been unable to agree on the purchase price or the payment method. There has been no progress after The Nasdaq Stock Market issued a staff deficiency notice on October 8, 2018. The transaction is currently on hold.

(v)	Oob Media HK - Due diligence review is still in progress which needs to be completed before the parties are in position to discuss the purchase price and form of consideration.

(vi)	Jidam – This transaction is in its preliminary stage; due diligence review has yet to occur. There has been no discussion on key terms, including pricing.

3.	Please revise your response to prior comment 2 to clarify (1) whether the warrant holder is not permitted to exercise the warrant when the exercise price is above the market price and (2) whether you have reserved the number of shares underlying the warrant. It is unclear why the underlying shares are not included in the table on page 11.

Response – The warrant holder may exercise the warrant when the exercise price is above the market price, even though it would not make commercial sense for the warrant holder to do so. The current authorized share capital is sufficient to cover all of the 134,328 shares of common stock underlying the warrant, if required to be issued pursuant to the warrant agreement. In response to the Staff’s comment, the Revised Proxy Statement has been revised. Please refer to page 11 of the Revised Proxy Statement.

4.	We note your response to prior comment 4. Please disclose the maximum number of shares that you could be required to issue for your shortfall commitements.

Response – In response to the Staff’s comment, the Revised Proxy Statement has been revised. Please refer to page 11 of the Revised Proxy Statement.

5.	Please provide us your analysis demonstrating that you have filed disclosure regarding your securities issuances as required by Item 3.02 of Form 8-K during the past year.

Response – In response to the Staff’s comment, attached please find a table that includes all of the Company’s securities issuances during the past year, along with references to disclosure that has been made in prior SEC filings relating to such issuances.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick

Parties Name	Documents enter into	Date of Document	Consideration	Type of Public Document	Reason of Cancellation
Acquisitions Completed
Inspirit Studio	Entered into an exclusivity agreement	9-Oct-2017	Potential acquisition of not less than 51%	Press Release
	Entered into an exclusivity agreement	10-Oct-2017		8-K
	Entered into share and purchase agreement	27-Oct-2017		8-K & Press Release
	Closing	8-Dec-2017	85,473 shares	8-K

3D Discovery	Entered into an exclusivity agreement	12-Oct-2017	Potential acquisition of not less than 51%	8-K & Press Release
	Entered into share and purchase agreement	11-Dec-2017		8-K & Press Release
	Closing	22-Jan-2018	68,610 shares	8-K

AnyWorkspace & SEIL	Entered into share and purchase agreement	19-Dec-2017		8-K & Press Release
	Closing	30-Jan-2018	106,464 shares	8-K

Parties Name	Documents enter into	Date of Document	Consideration	Type of Public Document	Reason of Cancellation
Acquisitions Cancelled & To Be Cancelled
ShenzhenXinsheng NewEnergy (“Xinsheng”)	Entered into MOU	7-Nov-2017	Cancelled	Press Release	After detail evaluated the business, it is not justisfy on return/cost ratio which caused the cancallation of the deal.	8K Filied - https://www.sec.gov/Archives/edgar/data/819926/ 000121390018014064/f8k101718_sharingeconomy.htm

Shanghai HongChuan Culture Promulgation Co., Limited	Entered into an exclusivity agreement	21-Dec-2017	Cancelled	Press Release	Both parties doesn’t come into agreeable acquisition price	8K Filied - https://www.sec.gov/Archives/edgar/data/819926/ 000121390018014064/f8k101718_sharingeconomy.htm

Channel Power Touch Media & EC Adv	Entered into an exclusivity agreement	4-Jan-2018	Cancelled	Press Release	Channel Power business closed during negotiation	8K Filied - https://www.sec.gov/Archives/edgar/data/819926/ 000121390018014064/f8k101718_sharingeconomy.htm

Quik Ventures	Entered into an exclusivity agreement	10-Jan-2018	Cancelled	Press Release	Parties were unable to agree on price	8K Filied - https://www.sec.gov/Archives/edgar/data/819926/ 000121390018014064/f8k101718_sharingeconomy.htm

iMusicTech & EC Tech	Entered into a non-binding MOU	18-Jan-2018	Cancelled	Press Release	Discontinued business	8K Filied - https://www.sec.gov/Archives/edgar/data/819926/ 000121390018014064/f8k101718_sharingeconomy.htm

JoGeep	Entered into an exclusivity agreement	29-Jan-2018	Cancelled	Press Release	JoGeep owner did not provide financial information	8K Filied - https://www.sec.gov/Archives/edgar/data/819926/ 000121390018014064/f8k101718_sharingeconomy.htm

Weiying Mtel & EC Tech	Entered into an exclusivity agreement	27-Feb-2018	Cancelled	Press Release	Target company shareholders decided not to sell the business	8K Filied - https://www.sec.gov/Archives/edgar/data/819926/ 000121390018014064/f8k101718_sharingeconomy.htm

Marvel Finance	Entered into a conditional share swap agreement	22-Nov-2017	Cancelled	8-K & Press Release
	Entered into a definitive agreement to confirm lapse of the conditional share swap agreement on February 28, 2018	2-Mar-2018	Cancelled	8-K	8-K filed announcing termination https://www.sec.gov/Archives/edgar/data/819926/ 000121390018003997/f8k033118_sharingeconomy.htm

Ever-Long Holdings, Brighten	Entered into conditional share swap agreement	6-Dec-2017	51% of brighten issued shares (5-year interest-free promissory note with a principal amount of US$13,762,125 to Brighten)	8-K & Press Release
	Share swap terminated	3-Apr-2018	Cancelled	8-K	8-K filed announcing terminaton https://www.sec.gov/Archives/edgar/data/819926/ 000121390018003997/f8k033118_sharingeconomy.htm

Winse Media	Entered into Exclusivity Agreement & Non-Disclosure Agreement	8-Mar-2018	In preliminary discussion only	Press Release	The parties could not agree on the key terms including the pricing and will not proceed further. A Form 8-K will be filed.

Ecoin Development Ltd	Letter of Intent	7-Sep-2017	Engaged in exclusive discussion regarding (a) a potential acquisition by SEII of not less than 51% of the issued share capital of Ecoin Development and/or (b) business cooperation arrangements between SEII and Ecoin Development.	8-K & Press Release	The exclusive period lapsed in March 2018. Both parties have elected not to proceed further. A Form 8-K will be filed.

Golden Value Finance Limited	Entered into a provisional agreement for purchase and sale of the entire issued share capital of Future Ocean Limited	22-Jun-2018	EC Assets agreed to purchase Future Ocean Limited for HKD96 million. There is no guarantee that the transaction will be consummated.	8-K	Due to difficulty in obtaining financing for the acquisition, EC Assets will novate the rights and obligations under the provisional agreement. Once the novation agreement is signed, a Form 8-K will be filed.

Parties Name	Documents enter into	Date of Document	Consideration	Type of Public Document	Reason of Cancellation
Transactions in Progress
BM Nine Ltd (CoAssets)	Entered into a letter agreement	23-Jan-2018	535,584 shares of common stock	8-K

Leung Tin Lung David	Entered into a sale and purchase agreement	20-Aug-2018	1,176,087 preferred shares	Press Release & 8-K

CoAssets (CAI) & EC Tech	Services Agreement	10-Sep-2018	330,650 shares of common stock	8-K

Transactions in Preliminary Discussion
ECrent Capital Holdings & CLNT	Entered into an exclusivity discussion	12-Jun-2017	In preliminary discussion only	Press Release
	Entered into an exclusivity agreement	15-Jun-2017	In preliminary discussion only	8-K
	Amendment No. 1 to exclusivity agreeent	13-Sep-2017	In preliminary discussion only	8-K & Press Release
	Amendment No. 2 to exclusivity agreement	24-Jan-2018	In preliminary discussion only	8-K
	Amendment No. 3 to exclusivity agreement	21-Jun-2018	In preliminary discussion only	8-K

Pandoodle	Entered into an exclusivity agreement	8-Feb-2018	In preliminary discussion only	Press Release

Icon Property Limited	Entered into MOU regarding potential acquisition of Qliq Damansara Hotel	14-Mar-2018	In preliminary discussion only	Press Release

Oob Media HK	Entered into an exclusivity agreement	10-May-2018	In preliminary discussion only	Press Release
	Entered into another exclusivity agreement to extend the exclusivity period	26-Jun-2018	In preliminary discussion only	Press Release

Jidam	Entered into exclusivity agreement	29-Jun-2018	In preliminary discussion only	Press Release

Sharing Economy International Inc.

No. of shares as at December 31, 2016	1,415,441	Form 10-K filed on April 11, 2018 (see page F-2)

Name of person or entity	No. of Shares	Share issued date (YYYY-MM-DD)	Title of security sold	Consideration for the securities sold	33 Act	Date of Form 8-K filed (YYYY-MM-DD)	Date of Form 10-K / 10-Q filed
Ecdine Company Limited	65,000	2017-06-14	Common stock	Cash	Reg S	2017-06-20	Form 10-K filed on April 11, 2018 (see page F-31)
EOS Holdings LLC	160,000	2017-06-14	Common stock	Cash	Reg D	2017-06-20	Form 10-K filed on April 11, 2018 (see page F-31)
Glory Coast Investments Limited	65,000	2017-06-20	Common stock	Cash	Reg S	2017-06-20	Form 10-K filed on April 11, 2018 (see page F-31)
Tam Lok Man	85,473	2017-12-22	Common stock	M&A - 51% of Inspirt Studio Limited	Reg S	2017-10-27 & 2017-12-08	Form 10-K filed on April 11, 2018 (see page F-31)
Consultants and Vendors	736,806	from 2017-05-12 to 2017-11-15	Common stock	Services			Form 10-K filed on April 11, 2018 (see page from F-26 to F-29)
No. of shares as at December 31, 2017	2,527,720	Form 10-K filed on April 11, 2018 (see page F-2)

Chong Ou Holdings Group Company Limited	200,100	2018-01-10	Common stock (Convertible note)	Repayment of convertible note and interest	Reg S	2017-10-11	Form 10-Q filed on May 14, 2018 (see page 20)
Ho Lok Shan	22,870	2018-02-08	Common stock	M&A - 20% of 3D Discovery Company Limited	Reg S	2017-12-11 & 2018-01-22	Form 10-Q filed on May 14, 2018 (see page 20)
Cheung Chik Ting	22,870	2018-02-08	Common stock	M&A - 20% of 3D Discovery Company Limited	Reg S	2017-12-11 & 2018-01-22	Form 10-Q filed on May 14, 2018 (see page 20)
So Wang Chun	22,870	2018-02-08	Common stock	M&A - 20% of 3D Discovery Company Limited	Reg S	2017-12-11 & 2018-01-22	Form 10-Q filed on May 14, 2018 (see page 20)
Sunshine Builder Ltd	66,540	2018-02-08	Common stock	M&A - 50% of Anyworkspace Limited	Reg S	2017-12-19 & 2018-01-30	Form 10-Q filed on May 14, 2018 (see page 21)
Sng Kheng Sim	19,962	2018-02-08	Common stock	M&A - 15% of Anyworkspace Limited	Reg S	2017-12-19 & 2018-01-30	Form 10-Q filed on May 14, 2018 (see page 21)
Martin Craig John	19,962	2018-02-08	Common stock	M&A - 15% of Anyworkspace Limited	Reg S	2017-12-19 & 2018-01-30	Form 10-Q filed on May 14, 2018 (see page 21)
Chi Hung Leung	69,676	2018-03-16	Common stock	Cash	Reg S	2018-02-27	Form 10-Q filed on May 14, 2018 (see page 20)
Employees, Consultants and Vendors	1,473,139	from 2018-01-02 to 2018-03-27	Common stock	Services			Form 10-Q filed on May 14, 2018 (see page 20)
No. of shares as at March 31, 2018	4,445,709	Form 10-K filed on May 14, 2018 (see page 1)

Ecrent Capital Holdings Limited	250,000	2018-06-26	Common stock	License of Ecrent	Reg S	2018-05-08, 2018-05-24 & 2018-06-29	Form 10-Q filed on August 10, 2018 (see page 20)
Employees, Consultants and Vendors	1,342,082	from 2018-05-09 to 2018-06-20	Common stock	Services			6 month cumulative - Form 10-Q filed on August 10, 2018 (see page 19)
No. of shares as at June 30, 2018	6,037,791	Form 10-Q filed on August 10, 2018 (see page 1)

Ng Hong Mun Educational Foundation Limited	58,000	2018-07-10	Common stock	Donation	Reg S	-	Form 10-Q filed on November 13, 2018 (see page 27)
Winmex Investments Limited (landlord’s nominee)	311,357	2018-07-24	Common stock	Tenancy Agreement with Shaw Movie City Hong Kong Limited - Rent & Mgt Fee	Reg S	2018-07-02	Form 10-Q filed on November 13, 2018 (see page 27)
Winmex Investments Limited (landlord’s nominee)	54,777	2018-07-24	Common stock	Tenancy Agreement with Shaw Movie City Hong Kong Limited - Rental deposit	Reg S	2018-07-02	Form 10-Q filed on November 13, 2018 (see page 27)
Employees, Consultants and Vendors	1,039,379	from 2018-07-09 to 2018-08-24	Common stock	Services			9 month cumulative - Form 10-Q filed on November 13, 2018 (see page 25)
No. of shares as at September 30, 2018	7,501,304	Form 10-Q filed on November 13, 2018 (see page 1)

Iliad Research and Trading, L.P.	36,621	2018-11-08	Common stock (Convertible note and Warrant)	Repayment of convertible note and interest	Reg D	2018-05-04	Form 10-Q filed on November 13, 2018 (see page 31)
No. of shares as at November 13, 2018	7,537,925	Form 10-Q filed on November 13, 2018 (see cover page)